Sequa Corporation
Corporate Headquarters
200 Park Avenue
New York, New York 10166
212 986-5500

NEWS RELEASE

For release: IMMEDIATE Contact: Linda Kyriakou - 212-986-5500

SEQUA'S FOURTH QUARTER RESULTS TO INCLUDE RESTRUCTURING AND CLEAN-UP PROVISIONS; COMPANY EXPECTS TO RECORD A LOSS FOR THE FINAL PERIOD OF 2001

New York, March 1 - Sequa Corporation will record fourth quarter restructuring and related asset impairment provisions, as well as environmental charges, totaling $26.8 million when it issues results for the quarter and full year ended December 31, 2001. Results will be available within a few weeks.

Fourth-quarter restructuring and related provisions of $13.5 million reflect cost-reduction actions at several operating units, including a charge of $4.1 million associated with the previously announced shutdown of a metal coil coating plant. A $13.3 million environmental provision includes $9.7 million of estimated cost to remediate soil and ground water contamination from ammonium perchlorate (AP), a raw material used to produce missile and rocket fuel. Although no federal or state environmental standards have been finalized for AP, recent studies showing that the chemical can interfere with human thyroid function have prompted the company to begin clean-up actions at its solid propellant facilities.

The provisions established in the fourth quarter - as well as a substantial decline in operating income, with operating losses anticipated for the company's Propulsion and Other Products segments - will produce a net loss for the final period of 2001.

Sequa Corporation is a diversified manufacturer whose principal interests are in the fields of aerospace, propulsion, metal coating, specialty chemicals, can machinery, industrial equipment, automotive products, and men's formalwear.

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Note: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, political, currency, and regulatory, competitive and technological factors. For additional information, see the comments included in Sequa's filings with the Securities and Exchange Commission.

3/01/02